EXHIBIT 4

[SCOTIABANK LETTERHEAD]

CONFIDENTIAL

August 21, 2000

Caraco Pharmaceutical Laboratories Ltd.
1150 Elijah McCoy
Detroit, Michigan 48202

Attn: Narendra Borkar, Chief Executive Officer

Caraco Pharmaceutical Laboratories Ltd.

Dear Mr.Borkar:

      Based on discussions with our Mumbai Branch and Sun Pharmaceutical, we have arranged a USD 5,000,000 Term Loan for Caraco Pharmaceuticals Laboratories Ltd. (“Caraco”). We understand that proceeds from the Credit Facility will be available for the repayment of current outstanding debt and for general corporate purposes.

      Although we are very interested in providing this financing, our proposal is subject to satisfactory receipt of (i) audited financials for Caraco for the most recent year ended, (ii) a guarantee by Sun Pharmaceuticals provided to The Bank of Nova Scotia Mumbai Branch (“BNS Mumbai”), (iii) a guarantee by BNS Mumbai provided to The Bank of Nova Scotia Atlanta Office and (iv) completed Administrative Questionnaire, Draw Request & executed Promissory Note in form satisfactory to us.

      The attached Term Sheet incorporates information which is either confidential or proprietary in nature, and is being furnished on the expressed basis that none of this information be used in a manner inconsistent with its confidential nature or be disclosed to anyone other than as may be required by law or to those employees of Caraco who are directly involved in the proposed transaction and who have been informed of the confidential nature of this Term Sheet.

      If you are agreeable to the terms and conditions as outlined in the attached Term Sheet please sign and return to the attention of Thomas Myhre, The Bank of Nova Scotia, 181 W. Madison Street, Suite 3700, Chicago, Illinois 60602 no later than August 28, 2000. If you have any questions or comments please do not hesitate to call Thomas as 312/201-4186.

Very truly yours,

THE BANK OF NOVA SCOTIA

/s/ F.C.H. Ashby

F.C.H. Ashby Senior Manager - Loan Operations

TERM SHEET

I.	PARTIES

	Borrower:	Caraco Pharmaceuticals Laboratories Ltd.,

organized under the laws of the state of

Michigan (the “Borrower”).

	Lender:	The Bank of Nova Scotia

II.	THE CREDIT FACILITY

	Facility Amount:	USD 5,000,000

	Purpose:	The proceeds available under the Credit

Facility may be used for general corporate

purposes, including debt repayment.

	Termination Date:	The fifth anniversary of the Closing Date.

	Initial Draw Down:	Within 30 days from the Guarantee issue.

	Initial Draw Down Amount:	USD 500,000 and in such minimum amounts

thereafter.

	Final Draw down:	Within 365 days from the Guarantee Issue.

	Moratorium:	3 years from the Guarantee issue.

	Repayment:	Four 6-monthly installments, of USD 1,250,000

each, starting after the 42nd month of the

Guarantee Issue.

	Prepayment:	Not permitted till the completion of 3 years

from the Guarantee Issue.

III.	COMMON TERMS APPLICABLE TO THE FACILITY

	Interest Rate:	LIBOR + 30 bps

Interest

	Payment Dates:	Interest periods for LIBOR loans shall be, at

the Borrower’s option, one two, three or six

months. Interest on LIBOR loans shall be

payable on the last business day of the

applicable interest period for such loans and,

if earlier, the 90th day following the

commencement of such interest period. Interest

on alternate base rate loans shall be payable

monthly in arrears.

	Annual Work Fee:	Annual administrative fee in the amount of USD

5,000 due and payable no later than December

31 of each year.

Security:	Unsecured.

Guarantees:	To be delivered by Sun Pharmaceuticals Industries Limited to BNS Mumbai. Additionally, BNS Mumbai shall provide a guarantee to the Bank of Nova Scotia Atlanta Office prior to initial funding.

Conditions Precedent:	Customary for the type of transaction proposed and others to be reasonably specified by Bank of Nova Scotia, including the following:

	1.	All representations and warranties are true and correct in all material respects on and as of the Borrower, before and after giving effect to such Borrowing and to the application of the proceeds therefrom, as though made on and as of such date.

	2.	Receipt of the December 31, 1999 audited financial statements, as well as interim unaudited statements through at least May 30, 2000.

	3.	Receipt of closing certificates, opinions of counsel, etc. customary for the type of transaction proposed.

Representations and Warranties:	Customary for the type of transaction proposed and others to be reasonably specified by The Bank of Nova Scotia.

Reporting Requirements:	1.	The Borrower is to provide quarterly financial statements including an income statement, balance sheet, and cash flow statement to be received no later than 45 days after each quarter ends.

	2.	The Borrower is to provide audited financial year end statements including an income statement, balance sheet, cash flow statement, and statement of retained earnings to be received no later than 120 days after the financial year end.

	3.	The Borrower is to provide an annual forecast of its projected performance including an income statement, balance sheet, cash flow statement, and summary of management assumptions to be received no later than 60 days after the financial year end.

	4.	The Borrower is to provide a quarterly management discussion and analysis of operating performance (including discussion of revenue, gross margins, and SG&A expenses) and financial position (including discussion of financial position and liquidity) to be received no later than 45 days after each quarter ends and no later than 120 days after the financial year end.

Events of Default:	1.	Failure to pay principal or interest or the annual work fee when due and payable.

	2.	Failure to comply with the reporting requirements.

Miscellaneous:	1.	Indemnification of the Bank of Nova Scotia from and against any losses, claims, damages, liabilities or other expenses which arise out of or in connection with the Credit Facility, this Term Sheet or the Credit Documentation, including those which may arise from or in connection with any action, suit or proceeding (whether or not any Indemnified Party is a party or is subject thereto).

	2.	The Borrower will pay all of The Bank of Nova Scotia’s fees and other out-of-pocket expenses (including the fees and out-of-pocket expenses of The Bank of Nova Scotia’s legal counsel) arising out of or in connection with the Credit Facility, this Term Sheet or the Credit Documentation, including any such fees and expenses which may arise from or in connection with any action, suit or proceeding (whether or not an Indemnified Party is a party or is subject thereto).

	3.	Waiver of jury trial.

	4.	New York governing law; consent to exclusive New York jurisdiction; appointment of New York process agent.

By signing below we agree to the terms and conditions as outlined in the Term Sheet above.

Caraco Pharmaceuticals Laboratories Incorporated

By: /s/ NARENDRA N. BORKAR

Print Name: NARENDRA N. BORKAR

Title: CEO

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